
March 10, 2011

Dr. Stewart Jackson
President and Chief Executive Officer
Denarii Resources Inc.
711 South Carson Street, Suite #4
Carson City, NV 89701

> **Re:** **Denarii Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2010**
> **Filed June 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 26, 2010**
> **Response Letter Dated November 1, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed November 1, 2010**
> **Response Letter Dated March 7, 2011**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2011**
> **File No. 000-53389**

Dear Dr. Jackson:

  We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Mark C. Shannon
          Branch Chief